UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alger Mid Cap 40 ETF

(Name of Issuer)

Common Stock

(Title of Class of Securities)

015564107

(CUSIP Number)

March 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015564107

1.	Names of Reporting Persons Alger Associates, Inc. 13-3017981
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 346,045
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,045
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,045
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 50.30%
12.	Type of Reporting Person (See Instructions) HC

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and restates that Schedule 13G filed under this Issuer on behalf of the Reporting Person on April 9, 2021 (the “Initial Filing”). The Initial Filing misstated the amount beneficially owned by the Reporting Person and the percent of the class represented by such beneficial ownership due to a calculation error. This Amendment to the Initial Filing is to correct such error and report the accurate beneficial ownership and percentage of the Issuer on behalf of the Reporting Person.

Item 1.
	(a)	Name of Issuer
Alger Mid Cap 40 ETF, a series of The Alger ETF Trust

	(b)	Address of Issuer’s Principal Executive Offices 360 Park Avenue South New York, NY 10010

Item 2.

	(a)	Name of Person Filing
Alger Associates, Inc.
	(b)	Address of Principal Business Office or, if none, Residence
360 Park Avenue South, New York, NY 10010
	(c)	Citizenship
New York
	(d)	Title of Class of Securities
Common stock
	(e)	CUSIP Number
015564107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
346,045
(b)	Percent of class:
50.30%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
346,045
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
346,045
(iv) Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities reported herein are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Fred Alger Management, LLC (“FAM”), a registered investment adviser. FAM is a 100% owned subsidiary of Alger Group Holdings, LLC (“AGH”), a holding company. AGH is a 100% owned subsidiary of Alger Associates, Inc., a holding company.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Alger Associates, Inc.
By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Secretary
Date:	May 7, 2021

Exhibit A

Subsidiary

Alger Group Holdings, LLC* — HC

Fred Alger Management, LLC* — IA

* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.